SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/5/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,465,004

8. SHARED VOTING POWER
1,345,543

9. SOLE DISPOSITIVE POWER
1,465,004
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,345,543



2,810,547 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.23%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,465,004

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,465,004
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,465,004 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.33%

14. TYPE OF REPORTING PERSON

IC

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,465,004

8. SHARED VOTING POWER
1,345,543

9. SOLE DISPOSITIVE POWER
1,465,004
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,345,543



2,810,547 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.23%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,465,004

8. SHARED VOTING POWER
1,345,543

9. SOLE DISPOSITIVE POWER
1,465,004
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,345,543



2,810,547 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.23%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,465,004

8. SHARED VOTING POWER
1,345,543

9. SOLE DISPOSITIVE POWER
1,465,004
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,345,543



2,810,547 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.23%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed February 19, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to the Company Secretary.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on February 8, 2016, there were 27,466,109 shares of common stock outstanding as of November 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of March 4, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,810,547 shares of DCA (representing 10.23% of DCA's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 2,810,547 shares of DCA include 1,465,004 shares (representing 5.33% of DCA's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. GOldstein and Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 2,810,547 shares of DCA beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,345,543 shares (representing 4.90% of DCA's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,465,004 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,345,543 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of DCA's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) Since the last filing on 3/1/16 the following shares of DCA were purchased:

Date:		        Shares:		Price:
03/01/16		32,023		3.7070
03/02/16		31,156		3.7089
03/03/16		50,963		3.7509
03/04/16		20,859		3.8364



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A - Letter to the Company Secretary


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/7/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Full Value Partners L.P., c/o Bulldog Investors, 250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663 (201) 881-7111 // Fax: (201)556-0097 //
pgoldstein@bulldoginvestors.com


March 5, 2016


William Renahan
Secretary
Virtus Total Return Fund 101 Munson Street
Greenfield, MA 01301-9668


Dear Mr. Renahan:


  Full Value Partners L.P. owns 100 shares of Virtus Total Return Fund (the "Fund") in registered name and beneficially owns approximately 475,000 shares in street name. In addition, Full Value Partners is a member of a "13D group" that owns approximately 10% of the Fund's outstanding shares. Pursuant to
Section 11 of the Fund's bylaws, we intend to nominate the person named below for election as a trustee at the next annual meeting. The nominee has no business dealings with the Fund and thus is not an interested person of the Fund. He does not own shares of the Fund.

   Andrew Dakos (born 1966); c/o Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663 - Mr. Dakos is a member of Bulldog Investors, LLC, the investment adviser of Special Opportunities Fund, Inc. and the investment partnerships comprising the Bulldog Investors group of private funds. He also is a manager of Kimball & Winthrop, LLC, the managing general partner of Bulldog Investors General Partnership, since 2012. From 2001-2012, Mr. Dakos Was a member of the general partners of several private funds in the Bulldog Investors group of private funds and in 2012 became a member of Bulldog Holdings, LLC which became the sole owner of such general partners. Mr. Dakos has been a director of Special Opportunities Fund, Inc., a closed-end fund, since 2009, Emergent Capital, Inc. (f/k/a Imperial Holdings, Inc.), a
   specialty    finance company, since 2012, and Crossroads Capital, Inc.
   (f/k/a BDCA Venture,    Inc.), since 2015. He has also been a director of
   the Mexico Equity and Income    Fund, Inc., a closed-end fund, from
   2001-2015, and Brantley Capital    Corporation, a business development
   company, intermittently from 2005-2013.    From 2009-2012 he served as
   Chief Compliance Officer of Bulldog Investors, LLC.


  In addition, we intend to submit a proposal at the meeting recommending that the Board of Trustees promptly approve and submit to shareholders for a vote a proposal to liquidate the Fund. The purpose of our proposal is to eliminate the Fund's persistent trading discount and allow all shareholders to realize net asset value.



  Please notify us as soon as possible if you believe there are any deficiencies in this advance notice letter so that we can promptly cure them. Thank you.


      						    Very truly yours,

						    /s/ Phillip Goldstein

      						    Phillip Goldstein

      						    Member of the General Partner